

June 23, 2023

Gabriela Tobias
Counsel to the Ministry of Economy & Finance
República Oriental del Uruguay
Embassy of Uruguay
1913 I Street N.W., Lobby
Washington, D.C. 20006

Ignacio Lagos
Counsel
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

>   **Re: República Oriental del Uruguay**
>   **Amendment No. 1 to Registration Statement under Schedule B**
>   **Filed June 15, 2023**
>   **File No. 333-270970**
>
>   **Form 18-K for the year ended December 31, 2022**
>   **Filed June 15, 2023**
>   **File No. 333-07128**

Dear Gabriela Tobias:

        We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment and the information you provide in response to this comment, we may have additional comments.

Form 18-K, Filed June 15, 2023

Environmental, Social & Governance Matters
Sovereign Sustainable Finance, page D-19

1.   You state on page D-19 that "[t]he SSLB Framework…has been favorably evaluated by an independent ratings and analytics firm. Such firm has indicated in a report delivered to

Uruguay that the SSLB Framework is aligned with the International Capital Market Association's Sustainability-Linked Bond Principles published in June 2020." Please file a consent pursuant to Rule 436 of the Securities Act for this firm or tell us why you believe you are not required to do so. In this regard, we note this report, available on Uruguay's Sovereign Sustainability-Linked Bonds webpage, may have been commissioned by you for use in connection with this registration statement as it states "[t]he Second-Party Opinion is valid for issuances aligned with the respective Framework for which the Second-Party Opinion was written" and page S-6 of your prospectus filed on October 24, 2022 also refers to this report.

     Please contact Angie Kim, Special Counsel, at (202) 551-3535 or Michael Coco, Office Chief, at (202) 551-3253 with any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance